Exhibit 99.1

Uppsala 26 June 2019

PRESS RELEASE

Oasmia presents full-year report and status in the Board's review through audiocast on June 28

Oasmia will hold an audiocast and telephone conference on Friday 28 June at 09:00 (CET) to present the company's full-year report for the financial year 2018/2019 and the status of the board's previously communicated review of the company.

The presentation of the full-year report and the status of the board's review will be in English.

The audiocast is viewed via the link https://tv.streamfabriken.com/oasmia-year-end-report. It will be possible to ask textual questions directly via the Audiocast solution.

Telephone number for the conference call is

SE: +46 850558350

UK: +44 3333009035

US: +1 8335268384

For further information, please contact

IR@Oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).